UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP

(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 646 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

High-Trend International Group (the “Company” or the “Registrant”) today announced the approval of a share repurchase program (“Share Repurchase Program”) by the Company’s board of directors . The Share Repurchase Program authorizes the Company to repurchase up to $5.0 million of the Company’s Class A ordinary shares, par value $0.0025 per share. The Share Repurchase Program will expire on August 23, 2027.

Pursuant to the Share Repurchase Program, the Company may purchase shares from time to time at the discretion of management through open market purchases or block trades, as appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.  The Company expects to utilize its existing cash and operating cash flow to fund repurchases made under this program.

The price which the Company will pay for any such shares will be the prevailing market price at the time of acquisition, subject to certain limitations imposed by applicable securities laws. All shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation.

This Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A ordinary shares, and the Share Repurchase Program may be extended, modified, suspended or discontinued at any time at the Company’s discretion.

Issuance of Press Release

On August 28, 2025, the Company issued a press release regarding the Share Repurchase Program. A copy of the press release is filed as an exhibit to this Form 6-K as Exhibit 99.1

Exhibit Index

Exhibit
99.1	Press Release dated August 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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